FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Abridged minutes of the 19th Annual General Meeting

2.	Intimation to Stock Exchanges regarding execution of a Share Purchase Agreement with Tata Power Broadband Company Limited

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

Date: October 31, 2005

EXHIBIT -1

VIDESH SANCHAR NIGAM LIMITED

Abridged minutes of the Nineteenth Annual General Meeting of Videsh Sanchar Nigam Limited held at Birla Matushri Sabhagar, New Marine Lines, Mumbai -400020 on Wednesday, the 14 September 2005 at 11.00 A.M.

The following Directors were present:

Mr. Subodh Bhargava (Chairman)

Mr. Srinath Narasimhan

Mr. Ishaat Hussain

Mr. Kishor A. Chaukar

Mr. F.A. Vandrevala

Dr. Mukund Govind Rajan

Mr. N. Parameswaran

198 shareholders were present in person and 34 were represented by proxy. Mr. Ashok Rawat, Director (SU-III), Department of Telecommunications, being a representative of the President of India, was also present.

RESOLUTION NO. I Mr. Mahadevia proposed the resolution and was seconded by Mr. Joshi.

“RESOLVED THAT the audited Profit and Loss Account for the period from 1 April 2004 to 31 March 2005 and the Balance Sheet as at 31 March 2005 along with the Schedules and Notes thereon and the Directors’ Report for that year be and are hereby approved and adopted.”

After responding to the queries raised by shareholders, the Chairman turned to the business of the meeting. The first resolution was put to vote and was passed unanimously.

RESOLUTION NO. II. Mr. Vyas then proposed the following Resolution no.2, which was seconded by Mr. Gandhi:

“RESOLVED THAT as recommended by Directors a dividend at the rate of Rs.6/- (Rs. Six only) (including one time special dividend of Rs. 1.50 per share) per share of Rs.10/- (Rs.Ten) each out of the profits of the year on 285 Million (Two Hundred & Eighty Five Million) equity shares of Rs.10/- (Rs.Ten) each amounting to Rs. 1,710 Million (Rupees One thousand Seven hundred and Ten Million) be approved and the said dividend be paid in accordance with Section 205 and other applicable provisions of the Companies Act, 1956:

(i) to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Wednesday, August 31, 2005.

(ii) in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Wednesday, August 31, 2005. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.”

The resolution was put to vote and was passed unanimously.

RESOLUTION NO. III. Dr. Joshi then proposed the following Resolution no.3, which was seconded by Mr. Bhatia:

“RESOLVED THAT Mr. Suresh Krishna who retires by rotation at this Annual General Meeting and being eligible offers himself for reappointment, be and is hereby appointed as Director liable to retire by rotation.”

The resolution was put to vote and was passed unanimously.

RESOLUTION NO. IV. Ms. Mehta then proposed the following Resolution no.4, which was seconded by Mr. Ashok Shah:

“RESOLVED THAT Mr. Subodh Bhargava who retires by rotation at this Annual General Meeting and being eligible offers himself for reappointment, be and is hereby appointed as Director liable to retire by rotation.”

The resolution was put to vote and was passed unanimously.

RESOLUTION NO. V. At this point the Chairman clarified that Mr. Vivek Singhal was due for retirement by rotation at this AGM and being eligible he had offered himself for reappointment. Since then Mr. Vivek Singhal has resigned from the Board on 9 September 2005, and therefore the Chairman withdrew the Item No.5 regarding appointment of a director in place of Mr. Vivek Singhal. The Chairman further clarified that Mr. Vivek Singhal and Dr. Ashok Jhunjhunwala were the Government indicated independent directors for a period of three years. Government has indicated appointing new independent directors on the Board and both Mr. Vivek Singhal and Dr. Ashok Jhunjhunwala have resigned from the Board and the vacancies are yet to be filled.

RESOLUTION NO. VI. Mrs. Maheshwari then proposed the following Resolution no.6 as a Special Resolution, which was seconded by Mr. Sanghvi :

“RESOLVED THAT pursuant to Section 224 A and other applicable provisions, if any, of the Companies Act, 1956, M/s S.B. Billimoria & Co., Chartered Accountants be and are hereby appointed Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to examine and audit the accounts of the Company for the financial year 2005-2006 on such remuneration as may be mutually agreed upon between the Board of Directors and the Auditors, plus reimbursement of service tax, travelling and out of pocket expenses.”

“RESOLVED FURTHER THAT the Auditors of the Company be and are hereby authorized to carry out (either themselves or through qualified associates) the audit of the Company’s accounts maintained at all its branches and establishments (whether now existing or acquired during the financial year ending March 31, 2006) wherever in India or abroad.”

The resolution was put to vote and was passed unanimously.

The Chairman thanked all VSNL’s employees, board members, shareholders and other stakeholders for their support and commitment.

After the Vote of Thanks to the chair, the Chairman declared the proceedings as concluded.

EXHIBIT -2

Satish Ranade

Company Secretary & VP(Legal)

HQ/CS/CL.24B/11732

31 October 2005

Sir,

Sub : Purchase of 100% Shares of Tata Power Broadband Company Limited

Please be informed that VSNL today has executed a Share Purchase Agreement with Tata Power Company Limited for the acquisition of Tata Power Broadband Company Limited (TPBB) by purchase of 100% of the shareholding of TPBB.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Satish Ranade

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements. Fax 1934.